

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 3, 2023

Yifei Hou
Chief Executive Officer
XCHG Ltd
Grevenweg 24, 20537
Hamburg, Germany

   Re: XCHG Ltd
    Amendment No. 3 to Draft Registration Statement on Form F-1
    Submitted September 22, 2023
    CIK No. 0001979887

Dear Yifei Hou:

  We have reviewed your amended draft registration statement and have the following comment(s).

  Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 3 to Draft Registration Statement on Form F-1 submitted September 22, 2023

General

1. We note your response to prior comment one and reissue the comment in full. We note the changes you made to your disclosure appearing on the cover page, Summary and Risk Factor sections relating to legal and operational risks associated with operating in China and PRC regulations. It is unclear to us that there have been changes in the regulatory environment in the PRC since the amendment that was submitted on July 26, 2023 warranting revised disclosure to mitigate the challenges you face and related disclosures. The Sample Letters to China-Based Companies sought specific disclosure relating to the risk that the PRC government may intervene in or influence your operations at any time, or may exert control over operations of your business, which could result in a material change in your operations and/or the value of the securities you are registering for sale. We remind you that, pursuant to federal securities rules, the term "control" (including the

terms "controlling," "controlled by," and "under common control with") as defined in Securities Act Rule 405 means "the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise." The Sample Letters also sought specific disclosures relating to uncertainties regarding the enforcement of laws and that the rules and regulations in China can change quickly with little advance notice. We do not believe that your revised disclosure conveys the same risk. Please restore your disclosures in these areas to the disclosures as they existed in the registration statement as of the July 26, 2023 submission.

Capitalization, page 47

2.   Please expand your capitalization table to include mezzanine equity share information for all series, including shares authorized, issued, and outstanding on an actual, pro forma and pro forma as adjusted basis.

Notes to the Consolidated Financial Statements
18. Subsequent Events
(c) Grant of Share Awards, page F-36

3.   We note your revised disclosure in response to prior comment five. To the extent the fair value per ordinary share underlying the ADS in the offering significantly differs from the fair value per ordinary share granted to directors, executive officers and certain employees in August under the 2023 Share Plan, please provide us with an analysis which supports the change.

        Please contact Stephany Yang at (202) 551-3167 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Patrick Fullem at (202) 551-8337 or Asia Timmons-Pierce at (202) 551-3754 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Li He, Esq.